Exhibit 3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-12458 and 333-140809 on Form S-8 and Registration Statement No. 333-161781 on Form F-3 of our report, dated March 26, 2012, relating to the consolidated financial statements of Cimatron Ltd. (the “Company”) for the year ended December 31, 2011, appearing in this Report on Form 6-K of the Company.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel

March 26, 2012